LI-ION MOTORS CORP.
4894 Lone Mountain #168
Las Vegas, NV  89130

July 18, 2011

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Li-ion Motors Corp.
SEC Comment Letter dated July 11, 2011
Form 10-K for the year ended July 31, 2010
Filed November 2, 2010
Form 10-Q for the period ended January 31, 2011
Filed March 17, 2011
Form 10-Q for the period ended April 30, 2011
Filed June 14, 2011
File No. 000-33391

Dear Sir/Madam:

We are submitting herein the responses of Li-ion Motors Corp. (the “Company”) to the comments set forth in your comment letter dated July 11, 2011 on the captioned filings under the Securities Exchange Act of 1934, as amended.

Form 10-K for the year Ended July 31, 2010

Consolidated Statements of Operations page 20

1.           Disclosure of License Agreement with Lithium Electric Vehicle Corp.  We will revise our consolidated statement of operations to include the revenues and expenses from the license agreement as part of the calculation of the loss from continuing operations on our next 10-K filing for the year ended July 31, 2011. We will review the guidance for Rule 5-03.

2.           Accounting for Debt Forgiveness and Payables.
 The Company’s internal controls as of July 31, 2010 were not effective as of that fiscal year end date.  Changes have been made and currently management believes that there are no material weaknesses and therefore management has concluded that the Company’s control over financial reporting is effective. The writing off and de-reorganizing of certain liabilities were corrections of previous errors.  The errors were corrected in the period they were found by the present accounting staff, and the books and records are fairly stated as of the current accounting period. As for duplicate invoices, the current accounting staff found one invoice that was recorded to accounts payable for $50,000 that was never due to the vendor; 18 invoices totaling $37,586 that were determined to be duplicate invoices and previously paid by the Company; and 26 invoices totaling $23,735 that were written off by the vendor due to non-payment and age of invoices.

3.           Deferred Warranty Asset.
We will revise our future filings to describe this asset in further detail as well as discuss the cause for its balance changes. We will carefully ensure schedules describe product liability when applicable rather than warranties.

4.           Internal Control Over Financial Reporting.

The audit staff person was hired August 2010. The filing for year ended July 31, 2010 was reviewed, correct and accurate when filed. As disclosed in the Company’s Annual Report on Form 10-K, as of the close of the July 31, 2010 fiscal year, management concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective. However, as we prepared the 2010 Form 10-K filing some deficiencies were seen in the Company books and records, and such deficiencies were corrected. Management believes that, following the close of the July 31, 2010 fiscal year, our additional accounting staff provides a basis for management’s conclusion that now the Company’s disclosure controls and procedures and internal control over financial reporting are now effective. Future filings will be revised to detail and remove any inconsistencies.

5.           Disclosure Controls and Procedures.

We do not believe that the statement that “(t)he Company's Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level”, under the caption “Limitations on Effectiveness of Controls” is contradictory with the prior conclusions that the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective. Management’s conclusion was that the Company’s disclosure controls and procedures and internal control over financial reporting were not effective at the July 31, 2010,fiscal year end, but such controls and procedures provided, particularly with the additional accounting staff participating in the preparation of the year-end financials, a (lesser) reasonable level of assurance as to the accuracy of the 2010 financial statements.   The Company does not believe that the statements are contradictory or that issue should, at this point in time approaching the 2011 fiscal year end, necessitate refiling the 2010 10-K.

Form 10-Q for the quarter ended January 31, 2011

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations for the Three and Six Months Ended January 31, 2011, page 18

Electric Vehicle Operations, page 18

6.           Reconciliation of Sales Amounts.
We will revise our future filings to fully disclose and reconcile our MD&A to the consolidated statement of operations.

Form 10-Q for the quarter Ended April 30, 2011

Notes to Unaudited Consolidated Financial Statemetns, page 9

Note 9. Long-Term Debt, page 14

7.           Long-Term Debt.
We will revise the financial footnotes in our future filings that are related to our previous debt with Startglow Asset, Inc. and Winsor Capital to state the debt was converted to common stock and not paid in full.

8.           Long-Term Debt.
The Company did not account and value the warrants at the date of issuance.  The warrants, as written, have many unknowns, such as, if a reverse will take place and the amount of reverse if such a reverse will occur.  Due to the many unknowns, the valuation of the warrants is currently incalculable.

Note 14. Commitments and Contingencies, page 18

License Agreement, page 19

9.           License Agreement.
(1) We are providing LEVC certain patent applications and technologies for electric vehicles and other applications we currently possess;
(2) we recorded the $1,750,000 promissory note as an asset; $160,416.74 for 11 months of licensing fees in other income; $175,000 in current portion of deferred revenue for the next 12 months; and $1,414,583.26 in long-term deferred revenue;
(3) licensing fees amortized over 10 years with 9 years and one month remaining;
(4) the promissory note does not have a “due date” and shall be repaid in full by LEVC within sixty (60) days of receiving written demand for repayment by us. The promissory note is secured by LEVC’s (a) inventory; (b) equipment, other than inventory; (c) receivables; and (d) all other property, including leasehold interests, chattel paper, documents of title, securities, instruments, money and intangibles.  The promissory note may be repaid in US dollars or may be converted into their common stock at a price the greater of fifteen cents ($0.15) per share or ninety percent (90%) of the average ten (10) day trading price and if the conversion of the LEVC Note results in a fractional share, LEVC shall, in lieu of issuing such fractional share, pay to the Company an amount equal to the conversion value of the fractional share.

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations for the Three and Nine Months Ended April 30, 2011, page 21

10.           Results of Operations.
We will disclose the nature of each significant change and the material causes for the results in our future filings.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filing or in response to your comments on our filing.

Sincerely,

LI-ION MOTORS CORP.

By: /s/ Stacey Fling
Stacey Fling
Chief Executive Officer